Exhibit 12.1

TreeHouse Foods, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Three Months Ended March 31, 2014	Year Ended December 31, 2013
Earnings:
Income before income taxes	$20,043	$124,910
Add (deduct):
Fixed charges	15,499	66,913
Amortization of interest, net of capitalized interest	(35)	389
Other	—	231

Earnings available for fixed charges (a)	$35,507	$192,443

Fixed charges:
Interest expense	$10,873	$49,304
Capitalized interest and tax interest	18	57
One third of rental expense (1)	4,608	17,552

Total fixed charges (b)	$15,499	$66,913

Ratio of earnings to fixed charges (a/b)	2.29	2.88

(1)	Considered to be representative of interest factor in rental expense.